Filed by LTX Corporation

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Credence Systems Corporation

Commission File No.: 000-22366

The following letter was first made available by LTX Corporation to its employees on June 22, 2008.

June 23, 2008

Dear Valued Credence and LTX Customers,

We are pleased to announce that Credence Systems Corporation and LTX Corporation have entered into a definitive merger agreement. This merger will combine the strengths of LTX and Credence to create a leading provider of focused, cost-optimized solutions, enabling customers to implement best-in-class test strategies to maximize their profitability. As a combined company, we will be able to deliver a broader portfolio of proven test technologies and a more comprehensive worldwide network of applications, service and other support resources.

The merger is subject to approval by both companies’ stockholders, as well as the satisfaction of customary closing conditions and regulatory approvals. We are currently working to obtain the required approvals, and expect to close the merger in September 2008. Upon closing, we will move forward with the integration of the two companies under the leadership of an experienced executive team. Lavi Lev, President and CEO of Credence, will become Executive Chairman of the combined company. David Tacelli, CEO and President of LTX, will become CEO and President, and Mark Gallenberger, CFO and Vice President of LTX, will become CFO of the combined company.

As we move through this process, we want to reaffirm our companies’ commitments to provide the highest caliber of products, delivery, service, and support that you have come to rely on. Our goal is to make this merger process seamless to your operations as we work to build a new company focused on reducing your cost of test and accelerating your time to market.

Until the transaction closes, our two companies must remain independent and continue to operate as such. During this time, your respective LTX and Credence sales representatives will continue to work with you, and are always available to discuss any questions you might have regarding the merger. We thank you for your business, and look forward to continuing to meet your test requirements in the future with the strong product, service, and support portfolio of our new company.

Sincerely,

/s/ Lavi A. Lev	/s/ David G. Tacelli
Lavi A. Lev	David G. Tacelli
President and CEO	CEO and President
Credence Systems Corporation	LTX Corporation

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC. As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock. In connection with the transaction, Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between LTX and Credence, including the terms of the agreement and the tax-free, all-stock nature of the transaction, the belief that the combined strengths of the two companies will create a leading provider of focused, cost-optimized solutions designed to enable customers to implement best-in-class test strategies to maximize their profitability, the new company’s ability to address broad market segments, the increased presence in the Asia-Pacific region, the establishment of a global network of applications and resources, the continuation of current employees and directors with the new company, the belief that the combined strengths of the companies’ expertise and product portfolio will benefit customers, the creation of a test company with the financial strength, growth opportunities, critical mass, and operational efficiency to lead the industry, the expectation that the combination will drive efficiencies associated with operating a larger business, and the anticipation of saving approximately $25 million at the end of the integration period, the expectation that the merger will be accretive within 12 months, the expected timetable for completing the transaction and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipated synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.